Filed by Teleglobe International Holdings Ltd

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: ITXC Corp.

Commission File No. 000-26739

N E W S   R E L E A S E

Teleglobe to Acquire ITXC

- Benefits of increased scale, reduced cost base and leading technology

- Combined company among world’s top three international voice carriers

Princeton, New Jersey – November 4, 2003 –Teleglobe International Holdings Ltd and ITXC Corp. (NASDAQ: ITXC) today announced that they have signed a definitive merger agreement for the acquisition of ITXC by Teleglobe. The acquisition would bring together ITXC, the largest provider of Voice over Internet Protocol (VoIP) wholesale services, with Teleglobe, one of the world’s leading wholesale providers of voice, data, IP and mobile roaming services. The newly formed parent company of the Teleglobe group of companies (Teleglobe), which will continue to operate under the Teleglobe name, is expected to receive a NASDAQ listing. The combined company’s main operations will continue to be located in Montréal (Québec). Its voice business will be managed from ITXC’s current headquarters in Princeton, New Jersey and will also have operations in Reston, Virginia and Montréal.

Following completion of the merger, Liam Strong will continue to lead Teleglobe as President and Chief Executive Officer (CEO). Tom Evslin, ITXC’s current Chairman and CEO, will become non-executive Chairman of the Board of Directors. Cerberus Capital Management, L.P., Teleglobe’s current controlling shareholder, will continue to own a majority of Teleglobe.

After the merger, Teleglobe will be one of the top three international voice carriers. The merger will combine Teleglobe’s established position and customer relationships in world market segments with ITXC’s strength in higher growth developing market segments. The merger also provides the opportunity to realize a significant reduction in the overall cost base of the combined company. In part, reductions are expected to be achieved by the application of ITXC’s automated technology to Teleglobe’s older back-office processes.

“This agreement strengthens Teleglobe’s leading position in wholesale global communications,” stated Liam Strong. “It brings together ITXC’s leading-edge VoIP network with Teleglobe’s access to 275 established bilateral relationships with telecommunications companies on all continents. The opportunity to lower our cost base in the price-sensitive wholesale market segment is significant. Access to ITXC’s technological capability will also accelerate our plans for next-generation services in voice, data, IP and mobile roaming.”

According to Evslin: “Voice traffic is migrating from the legacy fixed-line public switched telephone network to wireless and IP networks. These networks support both wireless and IP applications, which we believe Teleglobe will be well positioned to offer. ITXC’s industry-leading patented VoIP and routing capability, combined with Teleglobe’s advanced international voice, data, IP and mobile roaming services, provide a strong foundation to build the next generation of combined voice, data, IP and mobile roaming services for our customers.”

Once the transaction is closed, holders of ITXC’s common stock will receive common shares of a newly formed parent company of the Teleglobe group of companies, representing approximately 28 percent of the new Teleglobe parent company. All outstanding options and warrants of ITXC will be converted into options and warrants of the new Teleglobe parent company. The proposed transaction is intended to be qualified as tax free to the shareholders of ITXC and Teleglobe. Morgan Stanley & Co. Inc. acted as financial advisor for ITXC on this transaction.

The Boards of Directors of ITXC and Teleglobe have unanimously approved the merger agreement. The transaction is subject to the approval of ITXC’s shareholders, the meeting of certain financial tests by ITXC and Teleglobe, registration with the SEC of the Teleglobe common shares to be issued in the merger, the approval for listing of Teleglobe common shares on NASDAQ or another U.S. national securities exchange, receipt of any required governmental or other regulatory approvals, including the expiration of any applicable Hart-Scott-Rodino waiting period and other customary closing conditions. In light of the above approval process, the merger is expected to be completed by approximately the end of March 2004. Prior to the meeting to vote on the merger, ITXC shareholders will receive a proxy statement containing detailed information on Teleglobe before and after the merger, the background of the merger and the material terms of the merger agreement.

ITXC and Teleglobe had revenues on a combined basis for the quarter ended September 30, 2003 of approximately USD$286.8 million. Before taking into account any cost savings, the combined company had positive net cash provided by operating activities for the same period and had over USD$88.8 million in cash and cash equivalents as at September 30, 2003. Since its emergence from bankruptcy, Teleglobe has had positive net cash flows. The combined company expects to have positive net cash flows by the end of 2004.

In addition to a leading position in wholesale voice, the combined company will have substantial revenues from higher-margin data, value-added voice and mobile roaming services. The addition of ITXC’s innovative technology and alternative routing capabilities will give Teleglobe an even greater range of choices for routing customers’ traffic.

Teleglobe has been a major player in international telecommunications for well over 50 years. It ranks among the top five providers of international wholesale voice, data, IP and mobile roaming services. Teleglobe’s network reaches more than 240 countries and territories and is physically interconnected to approximately 275 fixed-line telecommunications operators and 360 mobile operators. Teleglobe carries approximately 7.4 billion minutes of voice traffic a year, has ownership in 100 worldwide cable networks, and satellite networks and has Internet peering relationships with many of the other major leading international Internet providers.

Founded in 1997, ITXC operates the world’s largest VoIP network and is the world’s largest VoIP wholesaler, based on international calling minutes, carrying over four billion voice minutes of international traffic annually. It has direct relationships with carriers in more than 175 countries.

Teleglobe anticipates conducting a private placement of debt securities during 2004. The proceeds of this offering are expected to be used to fund the repurchase of the $95 million (plus accrued dividends) Series A Preferred Shares of Teleglobe primarily held in investment funds and accounts managed by affiliates of Cerberus.

Strong concludes “We believe this merger will mean enhanced quality, lower costs and a complete range of product offerings for our customers. Shareholders in the combined company will own a business with a diversified product portfolio and a strong financial profile.”

Webcast and teleconference

Tom Evslin, Chairman and CEO of ITXC Corp., and Liam Strong, President and CEO of Teleglobe, invite shareholders to a webcast on the company web sites today at 11:30 a.m. EST.

www.corporate-ir.net/ireye/ir_site.zhtml?ticker=ITXC&script=1010&item_id=794596

or

www.teleglobe.com/en/about_teleglobe/newsroom/presentations.asp

A presentation will also be available on the company web sites and can be downloaded from www.itxc.com and www.teleglobe.com.

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Additional information regarding the merger and where to find it

ITXC and Teleglobe plan to file a Proxy Statement/Prospectus with the Securities and Exchange Commission in connection with the merger. In addition, ITXC and Teleglobe will file other information and documents concerning the merger and their respective businesses with the SEC. WE URGE INVESTORS TO REVIEW THE PROXY STATEMENT/PROSPECTUS AND OTHER INFORMATION TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any offer of securities will only be made pursuant to the Proxy Statement/Prospectus. These documents will be made available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 1–800–SEC–0330. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

ITXC files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by ITXC at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. ITXC’s filings with the SEC also are available to the public from Commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov. or by contacting ITXC investor relations at 609 750 3333 or ir@itxc.com.

The officers and directors of ITXC and Teleglobe may have interests in the merger, some of which may differ from, or may be in addition to, those of the shareholders of ITXC and Teleglobe generally. A description of the interests that the officers and directors of the companies have in the merger will be available in the Proxy Statement/Prospectus.

Forward-looking statements

ITXC and Teleglobe have included in this news release forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including all statements of anticipated or expected results for the current quarter and any future periods.

Actual results could differ materially from those projected in the companies’ forward-looking statements due to numerous known and unknown risks and uncertainties, including, among other things, risks inherent in the execution of a merger, including but not limited to, transaction costs, the subsequent integration effort and retention of key employees, customers and suppliers through the merger process; the inability to capture anticipated synergies; the risk of disapproval or delay by governmental entities of the proposed transaction; the risks of delay in consummation of the transaction; the ability of Cerberus to exert control over the combined company; the existence of undisclosed or unanticipated contingent liabilities; the risk that Teleglobe is not currently a publicly traded company; the risk that material adverse changes to either entity may prevent the transaction from closing or render it less desirable than anticipated; the risk that Teleglobe may not be able to effectively execute its business plan; the volatile and competitive environment for Internet telephony and telecommunications; changes in domestic and foreign economic, market, and regulatory conditions; the inherent uncertainty of financial estimates and projections; uncertainty inherent in litigation; unanticipated technological difficulties; the risk that Teleglobe may not be able to access sufficient capital; the creditworthiness of and relationship with our customers; Teleglobe’s anticipated debt level and the inherent lack of flexibility resulting therefrom; future transactions; risks inherent in being subject to significant regulation; the possibility that the merger may not close; and other considerations described as “Risk Factors” in Exhibit 99 to ITXC’s Annual Report on Form 10-K for the year ended December 31, 2002 and in other filings by ITXC with the SEC.

Participants in the solicitation

ITXC and its directors, executive officers and other members of their management and employees may be soliciting proxies from its shareholders in favor of the merger. Information about the directors and the executive officers of ITXC and their ownership of ITXC common stock is set forth in ITXC’s Form 10-K for the fiscal year ended December 31, 2002.

About ITXC

ITXC is one of the world’s leading carriers based on minutes of international traffic carried. As a carriers’ carrier, ITXC serves all major carriers in the US; many incumbent carriers worldwide including China Telecom, PLDT, Telkom South Africa, Telecom Colombia, Telenor, Telia, and VSNL; and emerging and competitive carriers including Intelig in Brazil, Vietel in Vietnam and Data Access in India. ITXC also serves a growing number of mobile carriers including China Mobile and Smart Communications, leading mobile carriers in their respective markets.

ITXC is the global market share leader in VoIP international calling with approximately 20 percent of the market, according to TeleGeography 2003. ITXC was also the Fastest Growing Technology Company in North America according to the 2002 Deloitte & Touche Technology Fast 500 ranking. For more information about ITXC, please visit www.itxc.com.

About Teleglobe

Teleglobe is a leading provider of international voice, data, Internet and mobile roaming services with over 50 years of industry expertise in international telecommunications. Teleglobe owns and operates one of the world’s most extensive telecommunications networks, reaching over 240 countries and territories with voice and advanced data services. Teleglobe is the carrier of choice to more than 1,200 wholesale customers, representing the world’s leading telecommunications, mobile operators and Internet service providers.

Carrying close to eight billion minutes per year, and a significant portion of the world’s Internet traffic, Teleglobe’s network is consistently ranked among the most robust and reliable, performing at the high end of industry standards. Detailed information about Teleglobe is available on the company’s web site at www.teleglobe.com.

For additional information, please contact:

In North America: Megan Cannell Corporate communications ITXC Tel: 609.750.3262 eMail: mcannell@itxc.com	Anna di Giorgio Corporate communications Teleglobe Tel: 514.868.7130 eMail: media@teleglobe.ca

In Europe and Asia: Charles Lankester Limehouse Partners Ltd 18b Charles Street, London, W1J 5DU Tel: +44-(0)20-7667-6850 or, +44-(0)7900-266-799 eMail:charles.lankester@limehouse.com